30 March 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 23 March 2026 to 27 March 2026 it purchased through J.P. Morgan Securities plc a total of 3,429,500 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	J.P. Morgan Securities plc
Intermediary Code:	JPMSGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
23/03/2026	670,000	2530	2452	2495.3982
24/03/2026	678,500	2518	2426	2472.1978
25/03/2026	685,000	2437	2381	2409.0553
26/03/2026	701,000	2430	2357	2394.3000
27/03/2026	695,000	2448	2364	2402.2086

Following the settlement of the above transactions, RELX PLC holds 35,163,923 ordinary shares in treasury, and has 1,793,213,034 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 31,056,051 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/6863Y_1-2026-3-30.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66